Date            24 May 2000
Number          45/00

BHP BOARD APPOINTMENT

The Broken Hill Proprietary Company Limited (BHP) today announced the appointment of Dr John Schubert to the BHP Board, effective 1 June 2000.

Dr Schubert was formerly Chairman and Managing Director of Esso Australia Limited from 1988 to 1993 and Managing Director and Chief Executive of Pioneer International Limited from 1993 to May this year.

Announcing the appointment, BHP Chairman Don Argus said the Board was pleased to have secured the services of Dr Schubert with his depth of experience in the petroleum and manufacturing industries.

"This is a further step towards meeting our commitment to continually broaden the capabilities of the Board and strengthen the quality of the Company's corporate decision making," Mr Argus said.

Dr Schubert is currently a director of Commonwealth Bank of Australia and Hanson PLC.


Contact:
Media Relations Mandy Frostick, Manager Media Relations
Ph:       +61 3 9609 4157       Mob:    +61 419 546 245

Investor Relations
Dr Robert Porter, Vice President Investor Relations
Ph:       +61 3 9609 3540       Mob:    +61 419 587 456

Pierre Hirsch
BHP Investor Relations - San Francisco
Tel: +1 415 774 2030




SCHUBERT, John Michael

Director BHP 2000

Career

Managing Director and Chief Executive Pioneer International Limited 1993-2000; Chairman & Managing Director Esso Australia Limited 1988-1993;Deputy Managing Director Esso Australia Limited 1985-1988; Director Esso Australia Limited 1983-1985; Executive Assistant to the President, Exxon Corporation New York 1982-1983; Production Divisional Manager , Exxon Corporation New York 1981-1982; Assistant Treasurer, Esso Eastern Inc Houston Texas 1979-1981.

Current Directorships

Director, Commonwealth Bank of Australia Limited (1991 - present). Director, Hanson PLC (2000 - present).

Previous Directorships

Chairman, Esso Australia Limited (1988 - 1993).
Director, Australian Petroleum Pty Limited (1994 -1998).
Director Pioneer International (1993 - 2000).

Committees, industry bodies & professional associations

Fellow, Australian Institute of Engineers.
Chartered Professional Engineer.
Fellow, Academy of Technological Sciences and Engineering.


Community Involvement

Former Vice President, Business Council of Australia;
Board Member and Director, Australian Graduate School of Management; Central Region Salvation Army - Advisory Council Director -
Great Barrier Reef Research Foundation.

Personal

Born: Sydney, Australia, 1942.
Education: Bachelor of Chemical Engineering (Honours) University of Melbourne.
Doctor of Philosophy (Chemical Engineering).

END